Exhibit 99.E

RECENT DEVELOPMENTS

Selected Economic Information of the Republic of the Philippines

	2017	2018	2019	2020	2021		2022 (1)
	(₱ in billions, except as indicated)
GDP (at then-current market prices)	16,556.7	18,265.2	19,517.9	17,951.6	19,410.6		10,322.8
GDP (at constant 2018 prices)	17,176.0	18,265.2	19,382.8	17,537.8	18,538.1		9,603.3
GDP per capita, PPP concept (in $ at then-current market prices)(2)	8,199	8,793	9,363	8,458	9,101		10,500
GDP growth rate (%) (at constant 2018 prices)	6.9	6.3	6.1	(9.5)	5.7		7.8
Consumer price inflation rate (2018 CPI basket)(3)	2.9	5.2	2.4	2.4	3.9		5.1	(4)
Government surplus/(deficit) as % of GDP (at then-current market prices)	(2.1)	(3.1)	(3.4)	(7.6)	(8.6)		(6.5)
Government debt at end of period as % of GDP (at then-current market prices)	40.2	39.9	39.6	54.6	60.4		62.1
Public sector borrowing requirement(5)	(319.1)	(547.3)	(626.2)	(1,350.8)	(1,604.3)		N/A
Consolidated public sector financial position(6)	(4.6)	(171.0)	(184.6)	(976.4)	(1,073.0)		N/A
Current account surplus/(deficit) as % of GDP (at then-current market prices)	(0.7)	(2.6)	(0.8)	3.2	(1.5)		(6.1)
Overall balance of payments position at end of period as % of GDP (at then-current market prices)(7)	(0.3)	(0.7)	2.1	4.4	0.3		(1.6)
Direct domestic debt of the Government (in million ₱)(8)(9)	4,441,260	4,776,859	5,127,600	6,694,687	8,170,414		8,832,181	(10)
Direct external debt of the Government (in million $)(9)(11)	44,261	47,860	51,252	64,562	69,803		73,311	(10)
Public sector domestic debt(12)	5,830.7	6,065.3	6,307.7	6,712.4	7,315.0		6,981.0	(13)
Public sector external debt(11)(12)	2,562.4	2,891.8	2,966.9	3,406.7	3,939.8		4,207.6	(13)
Unemployment rate (%)	5.7	5.3	5.1	10.3	7.8	(14)	5.2	(15)
Gross international reserves (in billion $)(10)(16)	81.6	79.2	87.8	110.1	108.8		97.4	(17)

Sources: Philippine Statistics Authority; Bureau of the Treasury; Department of Finance, Bangko Sentral.

Notes:

(1)	Preliminary data as of June 30, 2022, unless otherwise stated.
(2)	Figure represents annualized per capita GDP, PPP concept. Amounts in pesos have been translated into U.S. dollars using the average Bangko Sentral reference exchange rates for the applicable period.
(3)

Effective February 4, 2022, the base year of the Consumer Price Index (“CPI”) was updated from 2012 to 2018. The rebasing of the CPI is done periodically (1) to ensure that the CPI market basket continues to capture goods and services commonly purchased by households over time; (2) to update expenditure patterns of households; and (3) to synchronize its base year with the 2018 base year of the GDP and other indices. 2022 figures are based on preliminary data as of July 31, 2022. 2022 data is an average of monthly inflation figures.

(4)	Preliminary data as of September 30, 2022.
(5)

Represents the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation (the “CB-BOL”), the Oil Price Stabilization Fund and the major GOCCs (as defined below), the debt of which comprises virtually all the debt incurred by GOCCs.

(6)

Comprises the aggregate deficit or surplus of the Government, the CB-BOL’s accounts, the major GOCCs, the Social Security System, the Government Service Insurance System, Bangko Sentral, the GFIs and local government units.

(7)

Overall balance of payments has been revised to reflect late reports, post-audit adjustments and final data from companies. See “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(8)

Represents debt of the Government only and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(9)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each applicable period.
(10)	Preliminary data as of July 31, 2022.
(11)	Represents debt of the Government, the major GOCCs, the CB-BOL, Bangko Sentral and the GFIs.
(12)	Includes public sector debt, whether or not guaranteed by the Government.
(13)	Preliminary data as of March 31, 2022 (as indicated).
(14)	Preliminary data.
(15)	Preliminary results as of July 2022 based on the July 2022 Labor Force Survey.
(16)	Comprises the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral’s reserve position in the IMF.
(17)	Preliminary data as of August 31, 2022.

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

Years 2017 – 2022

	2017	2018	2019	2020	2021		2022 (1)
GDP growth (constant 2018 prices) (%)	6.9	6.3	6.1	(9.5)	5.7		7.8
GNI growth (%) (constant 2018 prices)	6.8	5.9	5.4	(11.5)	1.7		9.9
Inflation rate (2018 CPI basket)(%)	2.9	5.2	2.4	2.4	3.9		5.1	(2)
Unemployment rate	5.7	5.3	5.1	10.3	7.8	(3)	5.2	(4)
91-day T-bill rate (%)	2.2	3.5	4.7	2.0	1.1		1.4	(5)
External position
Balance of payments ($ million)	(863)	(2,306)	7,843	16,022	1,345		(5,492	)(5)
Export growth (%)	19.7	0.9	2.3	(8.1)	14.5		7.1
Import growth (%)	14.2	17.4	(1.1)	(19.5)	30.1		26.7
External debt ($ billion)	73.1	79.0	83.6	98.5	106.4		107.7
International reserves
Gross ($ billion)	81.6	79.2	87.8	110.1	108.8		97.4	(5)
Net ($ billion)	81.6	79.2	87.8	110.1	108.8		97.4	(5)
Months of retained imports(6)	7.8	6.9	7.6	12.3	9.6		8.3	(7)
Domestic credit growth (%)	13.9	14.9	10.7	4.7	8.2	(8)	11.5	(7)

Sources: Philippine Statistics Authority, Bangko Sentral.

Notes:

(1)	Preliminary data for the six months ended June 30, 2022, unless otherwise stated.
(2)	Preliminary data as of September 30, 2022.
(3)	Preliminary data.
(4)	Preliminary results as of July 2022 based on the 2022 Annual Estimates of Labor Force Survey July rounds.
(5)	Preliminary data as of August 31, 2022.
(6)	Number of months of average imports of goods and payment of services and primary income that can be financed by reserves.
(7)	Preliminary data as of July 31, 2022.
(8)	Preliminary data.

Sources: Philippine Statistics Authority, Bangko Sentral.

The following table sets out the balance of payments of the Republic for the periods indicated.

	Balance of Payments
	2017	2018	2019	2020	2021	2022 (1)

	($ in millions)
Current account(2)	(2,143)	(8,877)	(3,047)	11,578	(6,009)	(12,032)
Exports	124,126	129,980	136,889	119,867	130,184	66,711
Imports	126,269	138,857	139,936	108,289	136,193	78,743
Goods, Services, and Primary Income	(28,295)	(35,695)	(30,996)	(15,807)	(35,469)	(26,299)
Total exports	97,229	102,373	108,143	91,627	99,773	52,043
Total imports	125,525	138,068	139,139	107,435	135,242	78,343
Goods and Services	(31,522)	(39,364)	(36,272)	(19,909)	(38,718)	(28,745)
Exports	86,646	90,374	94,741	80,034	87,790	46,049
Imports	118,168	129,738	131,013	99,943	126,508	74,794

	Balance of Payments
	2017	2018	2019	2020	2021	2022 (1)

	($ in millions)
Goods	(40,215)	(50,972)	(49,312)	(33,775)	(52,806)	(34,872)
Exports	51,814	51,977	53,477	48,212	54,227	28,258
Imports	92,029	102,949	102,789	81,987	107,033	63,129
Services	8,693	11,608	13,039	13,866	14,088	6,127
Exports	34,832	38,397	41,264	31,822	33,563	17,792
Imports	26,139	26,789	28,225	17,956	19,475	11,664
Primary Income	3,226	3,669	5,276	4,101	3,249	2,445
Receipts	10,583	11,999	13,402	11,594	11,983	5,994
Payments	7,357	8,330	8,125	7,492	8,734	3,549
Secondary Income	26,153	26,818	27,949	27,386	29,461	14,268
Receipts	26,897	27,607	28,746	28,240	30,411	14,668
Payments	745	788	797	854	950	400
Capital account(2)	69	65	127	63	80	(6)
Receipts	103	103	147	88	99	45
Payments	34	38	20	25	19	51
Financial account(3)	2,798	(9,332)	(8,034)	(6,906)	(7,083)	(7,205)
Net acquisition of financial assets(4)	6,717	7,522	7,297	13,286	9,744	(1,815)
Net incurrence of liabilities(4)	9,515	16,855	15,331	20,192	16,827	5,391
Direct investment	(6,952)	(5,833)	(5,320)	(3,260)	(10,011)	(2,739)
Net acquisition of financial assets(4)	3,305	4,116	3,351	3,562	2,402	1,902
Net incurrence of liabilities(4)	10,256	9,949	8,671	6,822	12,413	4,641
Portfolio investment	2,454	1,448	(2,474)	(1,680)	10,248	464
Net acquisition of financial assets(4)	1,658	4,740	2,402	6,567	7,798	283
Net incurrence of liabilities(4)	(796)	3,292	4,876	8,246	(2,450)	(181)
Financial derivatives	(51)	(53)	(173)	(199)	(603)	(492)
Net acquisition of financial assets(4)	(503)	(679)	(874)	(796)	(1,105)	(739)
Net incurrence of liabilities(4)	(453)	(626)	(701)	(596)	(502)	(248)
Other investment	1,750	(4,894)	(67)	(1,767)	(6,717)	(4,439)
Net acquisition of financial assets(4)	2,257	(654)	2,417	3,953	649	(3,260)
Net incurrence of liabilities(4)	508	4,240	2,484	5,720	7,366	1,178
Net unclassified items(5)	(1,588)	(2,826)	2729	(2,526)	190	1,731
Overall balance of payments position(6)	(863)	(2,306)	7,843	16,022	1,345	(3,101)

Notes:

(1)	Preliminary data for the six months ended June 30, 2022.
(2)	Balances in the current and capital accounts are derived by deducting debit entries from credit entries.
(3)	Balances in the financial account are derived by deducting net incurrence of liabilities from net acquisition of financial assets.
(4)	Negative values of Net Acquisition of Financial Assets indicate withdrawal/disposal of financial assets; negative values of Net Incurrence of Liabilities indicate repayment of liabilities.
(5)

Net unclassified items is an offsetting account to the overstatement or understatement in either receipts or payments of the recorded balance of payments components relative to the overall balance of payments position.

(6)

The overall balance of payments position is calculated as the change in the country’s net international reserves, less non-economic transactions (revaluation and gold monetization/demonetization). Alternatively, it can be derived by adding the current and capital account balances less financial account plus net unclassified items

Source: Department of Economic Statistics, Bangko Sentral.

Overall Balance of Payments Performance

In 2021, the overall balance of payments position of the Republic recorded a surplus of $1.3 billion compared to the $16.0 billion surplus in 2020. The change was primarily the result of a deficit in the current account, as well as a higher deficit in the financial account. The current account recorded a deficit of $6.0 billion in 2021, a reversal from the surplus of $11.6 billion recorded in 2020. In 2021, the financial account recorded a 2.6% increase in net outflows of $7.1 billion, as compared to net outflows of $6.9 billion recorded in 2020.

In the first six months of 2022, according to preliminary data, the overall balance of payments position of the Republic recorded a deficit of $3.1 billion compared to the $1.9 billion deficit in the first six months of 2021. The change was primarily the result of a reversal in the financial account, which recorded net outflows of $7.2 billion in the first six months of 2022, compared with net inflows of $1.4 billion in the first six months of 2021. The current account recorded a deficit of $12.0 billion in the first six months of 2022, as compared to a deficit of $1.3 million in the first six months of 2021. These effects were partially offset by an increase in net inflows of primary income, which recorded a net inflow of $2.4 billion in the first six months of 2022, as compared to a net inflow of $1.7 billion in the first six months of 2021.

In the first eight months of 2022, according to preliminary data, the overall balance of payments position of the Republic recorded a deficit of $5.5 billion, compared to a deficit of $0.3 billion in the first eight months of 2021. The higher deficit was primarily a result of a higher current account deficit, as imports were higher due to both higher volumes of imports and higher prices of imported goods.

Current Account

In 2021, the current account recorded a deficit of $6.0 billion, a reversal from the surplus of $11.6 billion recorded in 2020. This deficit was primarily due to a 56.3% increase in the trade-in-goods deficit from $33.8 billion in 2020 to $52.8 billion in 2021. The higher trade-in-goods deficit was a result of an increase in imports of goods by 30.5% from $82.0 billion in 2020 to $107.0 billion in 2021. These effects were partially offset by a 7.6% increase in the secondary income surplus from $27.4 billion in 2020 to $29.5 billion in 2021.

In the first six months of 2022, according to preliminary data, the current account recorded a deficit of $12.0 billion, compared to a deficit of $1.3 million in the first six months of 2021. This deficit was primarily due to a 49.6% increase in the trade-in-goods deficit from $23.3 billion in the first six months of 2021 to $34.9 billion in the first six months of 2022. This effect was partially offset by higher net receipts in both primary and secondary income in the first six months of 2022, which recorded a $2.4 billion surplus in the first six months of 2022 compared to a $1.7 billion surplus in the first six months of 2021 and a $14.3 billion surplus in the first six months of 2022 compared to a $13.9 billion surplus in the first six months of 2021, respectively. The trade-in-services surplus also decreased by 4.3% in the first six months of 2022, from a surplus of $6.4 billion in the first six months of 2021 to a $6.1 billion surplus in the first three months of 2022. In addition to the higher growth in import volumes as compared to exports during the first six months of 2022, the increase in the value of imports and the weakening global demand has contributed to the widening of the deficit on the current account.

Goods Trade

In 2021, the trade-in-goods deficit increased by 56.3% to $52.8 billion, compared to $33.8 billion in 2020. The higher deficit was primarily the result of an increase in imports, which increased by 30.5% from $82.0 billion in 2020 to $107.0 billion in 2021. These effects were mainly a result of the recovery in imports of goods which continued to outpace that of exports due to increased trade as COVID-19 restrictions continued to ease globally.

In the first six months of 2022, according to preliminary data, the trade-in-goods deficit increased by 49.6% to $34.9 billion, compared to $23.3 billion in the first six months of 2021. The higher deficit was primarily the result of a 27.5% increase in imports, which increased to $63.1 billion in the first six months of 2022 compared to $49.5 billion in the first six months of 2021. This increase was partially offset by a 7.9% increase in exports, which increased to $28.3 billion in the first six months of 2022 compared to $26.2 billion in the first six months of 2021. Increases in both exports as well as imports of goods were mainly due to the gradual reopening of the domestic economy due to the relative easing of COVID-19 containment measures during most of the period.

The following table sets out foreign direct investments in the Philippines by industry.

	Net Foreign Direct Investment by Industry(1)
Industry	2017	2018	2019	2020	2021	2022(2)

	($ in millions)
Total equity other than reinvestment of earnings, net	3,397.9	2,345.6	2,295.2	1,706.3	3,302.7	738.9
Agriculture, forestry and fishing	20.0	0.9	0.4	0.0	0.4	1.6
Mining and quarrying	8.9	5.0	1.4	0.6	6.0	0.8
Manufacturing	1,181.8	1,094.9	303.2	754.0	550.6	263.6
Electricity, gas, steam and air conditioning supply	1,388.0	199.2	307.3	(38.3)	2,065.4	12.8
Water supply, sewerage, waste management and remediation activities	1.3	0.4	5.8	4.7	(8.5)	0.0
Construction	162.4	42.7	66.0	99.8	51.8	100.4
Wholesale and retail trade and repair of motor vehicles and motorcycles	83.1	(18.0)	(180.7)	93.4	52.9	30.5
Transportation and storage	49.5	11.2	104.8	102.9	38.0	9.2
Accommodation and food service activities	(38.4)	6.7	20.6	7.8	10.2	8.0
Information and communication	38.3	15.9	357.1	130.0	55.3	72.6
Financial and insurance activities	141.5	454.2	949.7	230.5	269.3	94.6
Real estate activities	247.8	294.2	250.4	187.9	137.5	99.5
Professional, scientific and technical activities	66.0	15.0	8.1	24.4	45.5	29.1
Administrative and support service activities	(5.6)	22.1	59.5	90.7	12.9	8.8
Public administration and defense; compulsory social security	0.0	0.0	0.0	0.0	0.0	0.0
Education	1.4	0.3	1.5	0.8	7.3	0.4
Human health and social work activities	23.9	2.0	32.2	14.3	4.6	1.6
Arts, entertainment and recreation	27.9	198.4	9.1	2.8	3.3	0.9
Other service activities	0.1	0.5	(1.0)	0.1	0.3	4.7
Others, not elsewhere classified(3)	0.0	0.0	0.0	0.0	0.0	0.0
Reinvestment of earnings	862.6	896.6	1,132.0	944.2	1,272.3	559.3
Debt instruments	5,995.9	6,706.4	5,244.2	4,171.6	7,837.7	3,342.6

Total	10,256.4	9,948.6	8,671.4	6,822.1	12,412.6	4,640.8

Notes:

(1)

Data restated using the 2009 Philippine Standard Industrial Classification and in accordance with the BPM6 framework. Pursuant to BPM6, net FDI flows refer to non-residents’ net equity capital (calculated as placements less withdrawals plus reinvestment of earnings plus debt instruments (i.e., net intercompany borrowings)).

(2)	Preliminary data for the six months ended June 30, 2022.
(3)	Covers non-residents investments in non-banks sourced from the Cross-Border Transactions Survey and in local banks; sectoral or industry breakdown statistics are not available.

The following table sets out foreign direct investments in the Philippines by country.

	Net Foreign Direct Investment by Country(1)
	2017	2018	2019	2020	2021	2022(2)
	($ in millions)
Country
Total equity other than reinvestment of earnings, net	3,397.9	2,345.6	2,295.2	1,706.3	3,302.7	738.9
Japan	72.1	85.6	304.7	720.5	584.9	261.5
North America(3)	467.7	177.3	292.8	158.6	141.6	126.3
United Kingdom	9.4	43.2	9.1	43.3	15.8	11.8
European Union(4)	1,777.3	313.2	351.5	278.6	26.1	27.6
Other Europe(5)	14.1	6.8	22.0	4.5	6.2	23.2
Asia(6)	110.0	210.4	283.6	70.6	17.5	54.1
Asia Newly Industrialized Economies (ANIES)(7)	203.8	490.3	288.2	98.2	102.6	26.6
ASEAN(8)	725.5	1,070.2	662.2	295.8	2,375.0	194.4
Australia and New Zealand	(2.8)	(105.9)	(1.9)	(3.8)	(7.6)	2.7
Central and South America(9)	7.4	37.5	5.6	2.8	2.5	3.8
Others	13.4	17.2	77.4	37.2	38.2	7.0
International organization	0.0	0.0	0.0	0.0	0.0	0.0
Reinvestment of earnings(10)	862.6	896.6	1,132.0	944.2	1,272.3	559.3
Debt instruments(10)	5,995.9	6,706.4	5,244.2	4,171.6	7,837.7	3,342.6
Total	10,256.4	9,948.6	8,671.4	6,822.1	12,412.6	4,640.8

Notes:

(1)

Data restated using the 2009 Philippine Standard Industrial Classification and in accordance with the BPM6 framework. Pursuant to BPM6, net FDI flows refers to non-residents’ net equity capital (calculated as placements less withdrawals plus reinvestment of earnings plus debt instruments (i.e., net intercompany borrowings)).

(2)	Preliminary data for the six months ended June 30, 2022.
(3)	Includes the United States and Canada.
(4)

The United Kingdom left the European Union effective January 1, 2021. For comparability across periods, data prior to January 1, 2021 were revised to reflect the United Kingdom’s exit from the European Union.

(5)	Includes Albania, Belarus, Croatia, Gibraltar, Iceland, Liechtenstein, Norway, Romania, Russian Federation, Switzerland and Ukraine.
(6)	Includes China, India, Pakistan and Western, Central, South and East Asia except South Korea, Hong Kong, Taiwan and ASEAN countries.
(7)	Includes South Korea, Hong Kong and Taiwan.
(8)	Includes Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Singapore, Thailand and Vietnam.
(9)	Includes Argentina, Brazil, Mexico, Panama and other Central and South American countries.
(10)	Country breakdowns for debt instruments are not available.

In 2017, net inflows of foreign direct investment were $10.3 billion, 23.9% higher than the $8.3 billion recorded in 2016. The higher inflows were mainly due to higher net investments in debt instruments, manufacturing, and electricity, gas, steam and air conditioning supply. Net investments in debt instruments increased 20.5% to $6.0 billion in 2017 from $5.0 billion recorded in 2016. Net investments in manufacturing increased significantly to $1.2 billion in 2017 from $334.3 million in 2016. Net investments in electricity, gas, steam and air conditioning supply reversed from a net outflow of $83.1 million in 2016 to a net inflow of $1.4 billion in 2017. The increases were partially offset by the decrease in net inflows of financial and insurance activities, which decreased 87.4% to $141.5 million in 2017 from the $1.1 billion recorded in 2016.

The contribution of new equity investments to net inflows of foreign direct investment increased from $2.6 billion in 2016 to $3.4 billion in 2017. This increase was primarily a result of an increase in the net inflows from the European Union from $106.8 million recorded in 2016 to $1.8 billion in 2017, an increase in the net inflows from ASEAN countries from $269.4 million recorded in 2016 to $725.5 million in 2017, and an increase in the net inflows from the United States and Canada from $79.1 million in 2016 to $467.7 million in 2017. These increases were partially offset by a decrease in net inflows from Japan, from net inflows of $1.1 billion in 2016 to net inflows of $72.1 million in 2017 and a decrease in net inflows from ANIEs, from net inflows of $918.2 million in 2016 to net inflows of $203.8 million in 2017. Reinvestment of earnings in the Republic increased by 21.5% in 2017 and placements of debt instruments abroad increased by 20.5% in 2017.

In 2018, net inflows of foreign direct investment were $9.9 billion, 3.0% lower than the $10.3 billion recorded in 2017. The lower inflows were mainly due to lower net investments manufacturing, and electricity, gas, steam and air conditioning supply. Net investments in electricity, gas, steam and air conditioning supply decreased from net inflows of $1.4 billion in 2017 to a net inflow of $199.2 million in 2018. This decrease was partially offset by the increases in net inflows in debt instruments and arts, entertainment and recreation. Net inflows in debt instruments increased by 11.8% to $6.7 billion in 2018 from $6.0 billion recorded in 2017 and net inflows from arts, entertainment and recreation increased significantly to $198.4 million in 2018 from the $27.9 million recorded in 2017.

The contribution of new equity investments to net inflows of foreign direct investment decreased from $3.4 billion in 2017 to $2.3 billion in 2018. This decrease was primarily a result of a decrease in the net inflows from the European Union from $1.8 billion recorded in 2017 to $313.2 million in 2018 and a decrease in the net inflows from the United States and Canada from $467.7 million recorded in 2017 to $177.3 million in 2018. These decreases were partially offset by an increase in net inflows from Japan, from net inflows of $72.1 million in 2017 to net inflows of $85.6 million in 2018 and an increase in net inflows from ASEAN countries, from net inflows of $725.5 million in 2017 to net inflows of $1.1 billion in 2018. Reinvestment of earnings in the Republic increased by 3.9% in 2018 and placements of debt instruments abroad increased by 11.8% in 2018.

In 2019, net inflows of foreign direct investment were $8.7 billion, 12.8% lower than the $9.9 billion recorded in 2018. The lower inflows were mainly due to a decline in net debt instruments from $6.7 billion in 2018 to $5.2 billion in 2019. Net investments in manufacturing decreased from net inflows of $1.1 billion in 2018 to a net inflow of $303.2 million in 2019. This decrease was partially offset by the increases in net inflows in financial and insurance activities from net inflows of $454.2 million in 2018 to a net inflow of $949.7 million in 2019.

The contribution of new equity investments to net inflows of foreign direct investment in 2019 remained broadly the same as in 2018 at $2.3 billion. Foreign direct investment decreased primarily as a result of decreases in net inflows from ASEAN countries and China and Hong Kong from $1.1 billion and $471.1 million in 2018 to $662.2 million and $326.2 million, respectively, in 2019. These were partially offset by increases in net inflows from the European Union and the United States from $313.2 million and $184.6 million in 2018 to $351.5 million and $296.0 million, respectively, in 2019.

In 2020, net inflows of foreign direct investment were $6.8 billion, 21.3% lower than the $8.7 billion recorded in 2019. The lower inflows were mainly due to a decline in net debt instruments from $5.2 billion in 2019 to $4.2 billion in 2020, and a decline in net equity investment other than reinvestment of earnings from $2.3 billion in 2019 to $1.7 billion in 2020. Net investments in manufacturing activities increased from a net inflow of $303.2 million in 2019 to a net inflow of $754.0 million in 2020, while net investments in financial and insurance activities decreased from a net inflow of $949.7 million in 2019 to a net outflow of $230.5 million in 2020.

The contribution of new equity investments to net inflows of foreign direct investment decreased to $1.7 billion in 2020 from $2.3 billion in 2019. Foreign direct investment decreased primarily as a result of decreases in new equity investments from Singapore and China to net inflows of $237.1 million and $58.9 million, respectively, in 2020 from a net inflow of $545.1 and $276.4 million, respectively, in 2019. These were partially offset by an increase in net inflows from Japan from a net inflow of $304.7 million in 2019 to a net inflow of $720.5 million in 2020. Reinvestment of earnings in the Republic decreased to $944.2 million in 2020, compared with $1.1 billion in 2019.

In 2021, net inflows of foreign direct investment were $12.4 billion, 81.9% higher than the $6.8 billion recorded in 2020. The higher inflows were mainly due to an 87.9% increase in net debt instruments, from $4.2 billion in 2020 to $7.8 billion in 2021. Net investments in electricity, gas, steam, and air conditioning supply reversed from a net outflow of $38.3 million in 2020 to a net inflow of $2.1 billion in 2021. Net investments in financial and insurance activities increased from a net inflow of $230.5 million in 2020 to a net inflow of $269.3 million in 2021. These were partially offset by a decrease in net investments in manufacturing activities from a net inflow of $754.0 million in 2020 to a net inflow of $550.6 million in 2021.

The contribution of new equity investments to net inflows of foreign direct investment increased from $1.7 billion in 2020 to $3.3 billion in 2021. Foreign direct investment increased primarily as a result of increases in new equity investments of foreign direct investment from ASEAN to an inflow of $2.3 billion in 2021 from $295.8 million in 2020. These were partially offset by decreases in net inflows from the European Union from a net inflow of $278.6 million in 2020 to a net inflow of $26.1 million in 2021. Reinvestment of earnings in the Republic increased to $1.3 billion in 2021, compared with $944.2 million in 2020.

In the first six months of 2022, according to preliminary data, net inflows of foreign direct investment were $4.6 billion, 3.1% higher than the $4.5 billion recorded in the first six months of 2021. The higher inflows were mainly due to a slight increase in net debt instruments, from $3.0 billion in the first six months of 2021 to $3.3 billion in the first six months of 2022. Foreign direct investments increased primarily as a result of the increase in net investments in construction from a net inflow of $12.3 million in the first six months of 2021 to a net inflow of $100.4 million in the first six months of 2022, as well as a reversal in the net investments in agriculture, forestry and fishing from a net outflow of $160,000 in the first six months of 2021 to a net inflow of $1.6 million in the first six months of 2022. These were partially offset by a decrease in net investments in electricity, gas, steam and air conditioning supply from a net inflow of $244.8 million in the first six months of 2021 to a net inflow of $12.8 million in the first six months of 2022, and a decrease in net investments in financial and insurance activities from a net inflow of $219.6 million in the first six months of 2021 to a net inflow of $94.6 million in the first six months of 2022.

The contribution of new equity investments to net inflows of foreign direct investment decreased to $738.9 million in the first six months of 2022 from $977.7 million in the first six months of 2021. Foreign direct investment decreased primarily as a result of decreases in new equity investments of foreign direct investment from the ANIEs countries and Singapore to net inflows of $26.6 million and $80.7 million, respectively, in the first six months of 2022 from net inflows of $39.8 million and $526.7 million, respectively, in the first six months of 2021. These were partially offset by increases in net inflows from Malaysia from a net inflow of $16.5 million in the first six months of 2021 to a net inflow of $104.5 million in the first six months of 2022. Reinvestment of earnings in the Republic increased to $559.3 million in the first six months of 2022, compared with $548.8 million in the first six months of 2021.

Public Finance

The Consolidated Financial Position

The following table sets out the consolidated financial position on a cash basis for the periods indicated.

	Consolidated Public Sector Financial Position of the Republic As of December 31,
	2017	2018	2019	2020	2021
	(₱ in billions, except percentages)
Public sector borrowing requirement:
National Government	(350.6)	(558.3)	(660.2)	(1,371.4)	(1,670.1)
CB Restructuring	(4.8)	(0.0)	(0.0)	0.0	0.0
Monitored Government-owned corporations	40.2	5.5	13.5	(1.5)	43.7
Adjustment of net lending and equity to GOCCs	(3.9)	5.4	20.5	22.1	22.1
Other adjustments	0.0	0.0	0.0	0.0	0.0

Total public sector borrowing requirement	(319.1)	(547.3)	(626.2)	(1,350.8)	(1,604.3)

As a percentage of GDP	(1.9)%	(3.0)%	(3.2)%	(7.5)%	(8.3)%
Other public sector:
Social Security System and Government Service Insurance System	58.3	63.2	103.6	84.1	191.2
Bangko Sentral(1)	21.8	37.0	43.2	(7.9)	27.2
Government financial institutions	17.2	20.5	25.4	25.9	28.3
Local government units	217.4	255.5	269.6	272.3	284.6
Timing adjustment of interest payments to the Bangko Sentral	0.0	0.0	0.0	0.0	0.0
Other adjustments	0.0	0.0	0.0	0.0	0.0

Total other public sector	314.6	376.3	441.7	374.4	531.3

Consolidated public sector financial position	(4.6)	(171.0)	(184.6)	(976.4)	(1,073.0)

As a percentage of GDP	(0.03)%	(0.9)%	(0.9)%	(5.4)%	(5.5)%

Note:

(1)	Amounts are net of interest rebates, dividends and other amounts remitted to the Government and the Central Bank-Board of Liquidation.

Source: Fiscal Policy and Planning Office, Department of Finance.

2022 Budget

On December 30, 2021, then President Duterte signed into law Republic Act No. 11639, or the General Appropriations Act for 2022. The 2022 budget set program expenditures at ₱5.024 trillion, 11.5% higher than the ₱4.5 trillion 2021 budget.

The 2022 budget is the Republic’s main fiscal stimulus that will fund programs, activities, and/or projects which focus on building resilience amidst the COVID-19 pandemic, sustaining the momentum towards recovery, and continuing the legacy of infrastructure development. The Department of Education received the highest allocation in the 2022 budget with ₱773.6 billion, followed by the Department of Public Works and Highways, which received ₱686.1 billion.

Government Revenues and Expenditures

The following table sets out Government revenues and expenditures for the periods indicated.

	Government Revenues and Expenditures
	Actual							Budget
	2017(1)	2018(1)	2019(1)	2020(1)	2021(1)	2022(1)(3)		2020	2021

	(₱ in billions, except percentages)
Cash Revenues
Tax revenues:
Bureau of Internal Revenue	1,772.3	1,951.9	2,175.5	1,951.0	2,078.1	1,558.9		1,531.8	2,081.2
Bureau of Customs	458.2	593.1	630.3	537.7	643.6	559.2		455.6	616.7
Other Government offices(2)	20.2	20.9	22.0	15.7	21.0	12.6		14.2	16.9

Total tax revenues	2,250.7	2,565.8	2,827.8	2,504.4	2,742.7	2,368.6		2,001.6	2,714.8
As a percentage of GDP (at current market prices)	13.6%	14.0%	14.5%	14.0%	14.1%	14.9	%(4)	10.1%	14.0%
Non-tax revenues:
Bureau of the Treasury income	99.9	114.2	146.5	219.7	125.3	122.4		65.3	74.7
Fees and charges	40.8	52.7	55.4	23.1	31.7	25.9		25.0	31.2
Privatizations	0.8	15.7	0.8	0.5	0.3	0.1		0.0	0.5
Others (including Foreign grants)	80.9	101.8	106.9	108.3	105.1	72.5		44.7	60.3

Total non-tax revenues	222.4	284.3	309.4	351.3	262.5	237.0		135.0	166.7

Total revenues	2,473.1	2,850.2	3,137.5	2,856.0	3,005.5	2,368.6		2,136.6	2,881.5

Expenditures
Allotment to local government units	530.2	575.7	618.0	804.5	892.7	727.2		500.1	655.8
Interest payments
Foreign	100.1	106.0	110.6	101.4	96.1	81.6		110.9	142.6
Domestic	210.5	243.2	250.3	279.1	333.3	258.5		302.1	389.0

Total interest payments	310.5	349.2	360.9	380.4	429.4	340.1		412.9	531.5

Tax expenditures	8.3	21.6	27.3	33.1	36.7	23.7		9.3	14.5
Subsidy	131.1	136.7	201.5	230.4	184.8	90.6		210.4	231.4
Equity and net lending	1.1	8.9	20.4	34.9	47.5	20.3		75.3	85.5
Others	1,842.5	2,316.5	2,569.6	2,774.0	3,084.5	1,999.7		2,354.4	3,218.5

Total expenditures	2,823.8	3,408.4	3,797.7	4,227.4	4,675.6	3,201.6		3,562.3	4,737.1

Surplus/(Deficit)	(350.6)	(558.3)	(660.2)	(1,371.4)	(1,670.1)	(833.0)		(1,425.8)	(1,855.6)
Financing
Net domestic borrowings	731.4	591.5	691.5	1,898.4	1,920.7	1,039.7		2,255.1	1,940.6
Gross domestic borrowings	733.6	594.5	693.8	1,998.7	2,010.1	1,041.1		2,258.1	2,491.0
Less: Amortization	2.2	2.9	2.4	100.3	89.6	1.4		407.1	550.4
Net foreign borrowings	27.6	191.8	184.8	600.8	331.5	274.6		202.9	332.5

Total net financing requirement	758.9	783.3	876.3	2,499.2	2,252.2	1,314.3		2,458.0	2,273.1

Change in cash	255.4	(52.7)	(224.6)	701.7	66.1	672.8

Notes:

(1)

Follows the GFSM 2014 concept wherein reporting of debt amortization reflects the actual principal repayments to the creditor including those serviced by the Bond Sinking Fund. Financing includes gross proceeds of liability management transactions such as bond exchanges.

(2)	Represents tax revenues of the Department of Environment and Natural Resources, Bureau of Immigration and Deportation, Land Transportation Office and other Government entities.
(3)	Preliminary data for the eight months ended August 31, 2022.
(4)	Percentage of GDP is calculated taking preliminary data as of the six months ended June 30, 2022 for total tax revenues.

Sources: Bureau of the Treasury; Department of Finance; Department of Budget and Management.

Total Government revenues in the first eight months of 2022, according to preliminary data, were ₱2,368.6 billion, a 18.1% increase over the ₱2,005.7 billion recorded in the first eight months of 2021. In the first eight months of 2022, Bureau of Internal Revenue collections were ₱1,558.9 billion, a 16.5% increase from the ₱1,338.7 billion recorded in the first eight months of 2021. The Bureau of Customs recorded collections of ₱559.2 billion in the first eight months of 2022, a 35.6% increase from the ₱412.3 billion recorded in the first eight months of 2021. Non-tax revenues were ₱237.0 billion in the first eight months of 2022, a 25.4% increase from the ₱189.0 billion recorded in the first eight months of 2021.

Total Government expenditures in the first eight months of 2022 were ₱3,201.6 billion, a 8.0% increase over the ₱2,963.9 billion recorded in the eight months of 2021. This increase was primarily due to higher disbursements relating to the Government’s efforts to address the effects of the COVID-19 pandemic.

Debt

External Debt

For foreign borrowings by the private sector, Bangko Sentral approval is required if the loans (i) are guaranteed by the public sector; or (ii) will be serviced with foreign exchange from the Philippine banking system.

The following table sets out the total outstanding Bangko Sentral-approved and registered external debt.

	Bangko Sentral Approved External Debt As of December 31,
	2017	2018	2019	2020	2021	2022(1)
	($ in millions, except percentages)
By Maturity:
Short-term(2)	14,275	16,068	17,208	14,209	15,090	13,907
Medium and long-term	58,823	62,892	66,410	84,279	91,339	93,785

Total	73,098	78,960	83,618	98,488	106,428	107,692

By Debtor(3)
Banking system	19,144	22,672	23,943	21,559	23,539	20,479
Public sector(4)	53,954	56,287	59,675	76,929	82,889	87,213

Total	73,098	78,960	83,618	98,488	106,428	107,692

By Creditor Type:
Banks and financial institutions	22,539	26,529	26,478	24,006	23,695	22,481
Suppliers	3,071	3,015	4,187	3,136	3,687	4,753
Multilateral	12,501	13,746	14,428	21,407	27,125	28,669
Bilateral	11,260	10,931	10,964	12,752	12,508	11,584
Bond holders/note holders	21,779	22,684	25,449	35,028	36,940	37,555
Others	1,949	2,054	2,112	2,160	2,474	2,649

Total	73,098	78,960	83,618	98,488	106,428	107,692

Ratios:
Debt service burden to exports of goods, and services & primary income	6.2%	6.6%	6.7%	6.7%	7.3%	5.0%
Debt service burden to GNI	2.0%	2.1%	2.1%	1.9%	2.2%	1.5%
External debt to GNI	20.0%	20.6%	20.2%	25.3%	26.1%	25.6	%(5)

Notes:

(1)	Preliminary data as of June 30, 2022.
(2)	Debt with original maturity of one year or less.
(3)	Classification by debtor is based on the primary obligor under the relevant loan or rescheduling documentation.
(4)	Includes public sector debt whether or not guaranteed by the Government; does not include public banks.
(5)	For comparability with annual figures, GNI and GDP were annualized by taking the sum over the past four quarters of the GNI and GDP, respectively.

Source: Bangko Sentral

Public Sector Debt

The following table presents the Republic’s outstanding consolidated public sector debt as of the dates indicated.

	Outstanding Consolidated Public Sector Debt(1) As of December 31,
	2017	2018	2019	2020	2021	2022(2)
	(₱ in billions, except percentages)
Consolidated non-financial public sector debt:
Domestic	3,812.9	4,000.6	4,280.4	5,771.3	7,097.2	7,776.5
Foreign	2,311.2	2,618.4	2,728.9	3,201.7	3,592.9	3,843.1

Total	6,124.1	6,619.0	7,009.3	8,973.0	10,690.2	11,619.7

Financial public corporations
Bangko Sentral:(3)
Domestic	3,576.1	3,746.3	3,868.3	4,868.7	4,664.8	4,146.5
Foreign	200.9	211.6	193.2	183.5	330.2	329.9

Total	3,777.0	3,957.8	4,061.5	5,052.3	4,995.0	4,476.3

GFIs:(4)
Domestic	16.8	18.0	33.1	56.0	43.6	44.3
Foreign	130.6	143.6	130.7	113.9	104.2	115.7
Total	147.4	161.5	163.8	169.9	147.8	160.0
Domestic	3,592.9	3,764.2	3,901.4	4,924.7	4,708.4	4,190.8
Foreign	331.6	355.1	323.9	297.4	434.4	445.6

Total	3,924.4	4,119.4	4,225.3	5,222.1	5,142.8	4,636.4

Less: Intrasector-debt holdings
Domestic:
Government securities held by GFIs and Bangko Sentral	618.4	844.1	908.7	2,131.5	2,539.1	2,668.4
Government deposits at Bangko Sentral	326.8	170.2	159.9	798.6	907.6	1,534.9
GFIs deposits at Bangko Sentral	385.4	422.3	502.7	740.1	698.6	447.4
GOCC deposits at Bangko Sentral	0.0	0.5	0.2	0.0	0.0	0.0
GOCC loans/other debt held by GFIs	123.7	134.6	161.2	183.6	189.4	167.3
GFIs loans/other debt held by Bangko Sentral	53.0	53.3	53.6	36.0	36.0	36.0
Local governments debt held by GFIs	67.7	74.6	87.8	93.9	120.0	132.3

Total	1,575.1	1,699.5	1,874.1	3,983.7	4,490.6	4,986.3

Foreign:
Government’s securities held by Bangko Sentral	80.3	81.7	85.9	92.4	87.5	81.1

Total	1,655.4	1,781.3	1,960.0	92.4	87.5	81.1

Total public sector:
Domestic	5,830.7	6,065.3	6,307.7	6,712.4	7,315.0	6,981.0
Foreign	2,562.4	2,891.8	2,966.9	3,406.7	3,939.8	4,207.6

Total	8,393.2	8,957.1	9,274.6	10,119.1	11,254.8	11,188.6

Notes:

(1)

The consolidated public sector comprises the general government sector, non-financial public corporations, and financial public corporations, after elimination of intra-debt holdings among these sectors.

(2)	Preliminary data for the three months ended March 31, 2022.
(3)	Comprises all liabilities of Bangko Sentral (including currency issues) except for allocation of SDRs and revaluation of international reserves.
(4)	Comprises all liabilities of DBP, LBP, and Trade & Investment Development Corporation.

Source: Fiscal Policy and Planning Office, Department of Finance.

The following table presents the Republic’s outstanding consolidated non-financial public sector debt as of the dates indicated.

	Outstanding Consolidated Non-financial Public Sector Debt(1) As of December 31,
	2017	2018	2019	2020	2021	2022(2)
	(₱ in billions, except percentages)
Total(3)	6,124.1	6,619.0	7,009.3	8,973.0	10,690.1	11,619.7
Domestic	3,812.9	4,000.6	4,280.4	5,771.3	7,097.2	7,776.5
Foreign	2,311.2	2,618.4	2,728.9	3,201.7	3,592.9	3,843.1
National Government	6,652.4	7,292.5	7,731.3	9,795.0	11,728.5	12,679.8
Domestic	4,441.3	4,776.9	5,127.6	6,694.7	8,170.4	8,868.7
Foreign	2,211.2	2,515.6	2,603.7	3,100.3	3,558.1	3,811.1
Non-financial public corporations (major GOCCs)(4)	424.8	408.1	430.2	399.7	367.3	359.2
Domestic(4)	256.4	233.5	236.7	234.2	246.7	237.3
Foreign(4)	168.4	174.7	193.6	165.5	120.6	121.9
Extrabudgetary: NIA and PNR	3.8	2.6	1.2	1.1	1.0	1.1
Domestic	2.3	1.1	0.1	0.0	0.0	0.0
Foreign	1.6	1.4	1.2	1.0	1.0	1.0
Local government units(5)	86.4	94.2	107.2	113.1	136.6	143.4
Domestic	86.4	94.2	107.2	113.1	136.6	143.4
Foreign	0	0	0.0	0.0	0.0	0.0
Less: Government debt held by Bond Sinking Fund(6)	531.2	501.9	562.0	640.0	698.6	703.0
Domestic	466.1	433.7	497.4	579.5	616.7	617.2
Foreign	65.1	68.2	64.6	60.5	81.9	85.8
Intra-sector debt holdings (domestic)	428.9	604.2	623.4	638.2	801.2	817.4
Government debt held by SSIs	421.5	595.7	613.9	628.6	791.9	808.0
Government debt held by LGUs	0.0	0.0	0.01	0.01	0.003	0.002
LGU loans held by MDFO	7.4	8.4	9.5	9.6	9.3	9.4
Government debt held by GOCCs	23.0	20.6	25.1	11.2	9.7	9.7
Onlending from National Government to GOCCs	55.4	46.6	45.3	41.8	28.9	28.5
Intra-sector debt holdings (external)	4.9	5.1	4.9	4.7	4.9	5.0
GOCCs debt held by National Government	4.9	5.1	4.9	4.7	4.9	5.0
Total (as % of GDP)	50.7%	49.0%	47.5%	56.4%	58.0%	56.0%
Domestic (as % of GDP)	41.8%	43.5%	45.2%	37.4%	37.7%	35.0%
Foreign (as % of GDP)	18.4%	20.7%	21.3%	19.0%	20.3%	21.1%

Notes:

(1)

The consolidated non-financial public sector comprises the general government sector and non-financial public corporations. The consolidated non-financial public sector does not include financial public corporations.

(2)	Preliminary data for the three months ended March 31, 2022.
(3)	Government debt under the revised methodology excludes contingent obligations.
(4)	Excludes extrabudgetary items (NIA and PNR).
(5)	Borrowings from private banks guaranteed by the LGUs since the fourth quarter of 2016.
(6)	Including Securities Stabilization Fund and adjustment in the Government debt held by the Bond Sinking Fund.

Source: Fiscal Policy and Planning Office, Department of Finance.

Based on preliminary data, as of March 31, 2022, the outstanding consolidated public sector debt was ₱11.2 trillion, equivalent to 56.0% of the Republic’s GDP, compared with a public sector-debt-to-GDP ratio of 53.6% as of March 31, 2021. As of March 31, 2022, total outstanding consolidated GG debt was ₱11.3 trillion, reflecting a 18.5% increase over the ₱9.5 trillion recorded as of March 31, 2021. Total domestic debt increased by 15.2% to ₱7.6 trillion on March 31, 2022 from ₱6.6 trillion on March 31, 2021. Foreign debt increased by 25.7% to ₱3.7 trillion on March 31, 2022 from ₱3.0 trillion on March 31, 2021.